September 21, 2018

Jack A. Khattar
President and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, MD 20850

       Re: Supernus Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-35518

Dear Mr. Khattar:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Account Policies and Use of Estimates
Revenue Recognition, page 64

1. You identify product revenue recognition as a critical accounting estimate. Given the magnitude of your net product sales and your gross-to-net adjustments as previously conveyed in your quarterly earnings conference calls, please address the following:
        Provide us a roll forward of the accrual of each gross-to-net adjustment type (whether reflected as an allowance against accounts receivable or a liability) that depicts the following for each annual period from January 1, 2016 to December 31, 2017 and for the six-month period from January 1, 2018 to June 30, 3018:
         o   Beginning balance;
 Jack A. Khattar
Supernus Pharmaceuticals, Inc.
September 21, 2018
Page 2

             o   Current provision related to sales made in current period;
             o   Current provision related to sales made in prior periods;
             o Actual returns or credits in current period related to sales made in current period;
             o Actual returns or credits in current period related to sales made in prior periods; and
             o   Ending balance.
             Tell us the amount of and reason for significant fluctuations in the provision from period to period for each type of gross-to-net adjustment, and the amount and reason that changes in your estimates of these items had on your revenues and operations.
             Tell us why the balance of your accrued sales deductions is greater than your net accounts receivable at December 31, 2016 and 2017.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Inventories, page 86

2. Please confirm for us whether you reflect your inventories at the lower of cost or net realizable value under ASC 330-10-35-1B as added by ASU 2015-11 instead of the disclosed lower of cost or market. If so, represent to us that you will modify your policy disclosures in future periodic reports accordingly. Otherwise, please advise.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at
(202) 551-
3638 with any questions.



FirstName LastNameJack A. Khattar                               Sincerely,
Comapany NameSupernus Pharmaceuticals, Inc.
                                                                Division of
Corporation Finance
September 21, 2018 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName